UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

FORM 11-K
____________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 001-00368

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation
5001 Executive Parkway, Suite 200
San Ramon, CA 94583

PN:001

CHEVRON
EMPLOYEE SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023 AND 2022

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	3
Notes to Financial Statements	4 - 18
Supplemental Schedule:

Schedule of Assets (Held at End of Year)	19 - 27
Exhibit - Consent of Grant Thornton LLP	28
Signature	29

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Chevron Employee Savings Investment Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Chevron Employee Savings Investment Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The supplemental information in the accompanying schedule, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2021.
Bellevue, Washington
June 27, 2024

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2023 AND 2022
(thousands of dollars)

	2023	2022

Assets

Cash	$798	$91,419

Investments - at fair value	18,606,528	18,405,434
Investments - at contract value	212,065	—

Notes receivable from brokers	3,631	662
Notes receivable from participants	117,346	112,383

Total assets	18,940,368	18,609,898

Liabilities	—	—

Net assets available for benefits	$18,940,368	$18,609,898
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2023
(thousands of dollars)

Additions

Contributions:
Employer contributions	$313,218
Participant contributions	389,444
Participant rollovers	69,121
Total contributions	771,783

Investment income:
Net appreciation in fair value of investments	1,039,883
Interest and dividends	253,106
Total investment income	1,292,989

Other additions:
Interest on notes receivable from participants	5,548

Total additions	2,070,320

Deductions

Distribution to participants	1,739,374
Administrative fees	3,193
Total deductions	1,742,567

Transfers of Employees' Savings Plans

Transfer from Magnum Development LLC	1,902

Transfer from American Natural Gas LLC for Beyond 6	815

Net Increase	330,470

Net assets available for benefits:
Beginning of year	18,609,898

End of year	$18,940,368
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 1 - Description of the Plan

The following description of the Chevron Employee Savings Investment Plan (ESIP or the Plan) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under Section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under Section 4975(e)(7) of the Code.

Plan Sponsor/Administrator. Chevron Corporation (the Corporation) is the Plan Sponsor and the Plan Administrator of the ESIP. It has the authority to appoint one or more trustees to hold the assets of the Plan and to appoint a recordkeeper. In its capacity as fiduciary and administrator, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility. Employees of the Corporation and each other participating company (Company) or employees who are represented by a labor organization that has bargained for and agreed to participation in the Plan, hired on to the U.S. payroll are eligible to join the Plan upon their first day of employment.

Contributions. Participants may contribute up to 75 percent of regular pay as combined basic (1 or 2 percent) and supplemental (up to 73 percent) contributions. For 2023, the maximum contribution amount on a before-tax and Roth 401(k) basis was the annual Code limit of $22,500 for participants under age 50 and $30,000 for participants aged 50 and up. The Plan has a fixed match feature. The Company will match 4 percent of regular pay to participants making basic contributions of 1 percent to the Plan or 8 percent of regular pay to participants making basic contributions of 2 percent to the Plan. Both participant and company match contributions to the Plan ceased when a participant reached regular pay of $330,000 for the year 2023.

The Company matching contribution is made in cash and allocated according to the participants’ current payroll deduction distribution elections. Participants may elect to receive dividends on shares in their Chevron Stock and Chevron ESOP accounts as a taxable distribution or reinvest the dividends into their Chevron Stock account.

Vesting. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 1 - Description of the Plan (Continued)

Participant Accounts. Contributions are invested in various investment options offered within the Plan. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax, after-tax, or Roth 401(k) basis.

Trustee. Fidelity Management Trust Company and Fidelity Workplace Services, LLC are the Plan’s trustee and the recordkeeper, respectively (collectively referred to herein as Fidelity). Fidelity also performs the custodial and administrator functions for the separate accounts. The trustee has the authority to manage the assets of the Plan in accordance with the terms of the service agreements.

Notes Receivable from Participants. The Plan loan provision allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their total account balance or the value of the account(s) used to fund the loan. The minimum loan is $1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a loan to purchase the participant’s principal residence is 25 years. Loans bear a reasonable fixed rate of interest. Interest rates charged during 2023 and 2022 on new and carried loans ranged from 2.23% to 10.25% with maturities extending to 2049. Most loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants’ accounts. Notes receivable from participants totaled $117,346,032 and $112,383,139 as of December 31, 2023 and 2022, respectively.

Plan Termination. The Corporation expects to continue the ESIP indefinitely but has the authority to amend or terminate the ESIP at any time. In the event of Plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon Plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 1 - Description of the Plan (Continued)

Benefit Payment / Distribution. At the request of the participant, distributions can be received in installment payments, partial distribution, or single lump-sum payment after termination of employment. While employed, a participant may make withdrawals from their employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan, which may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment. Benefit payments to participants are recorded when paid.

Plan Expenses. In accordance with the Department of Labor’s (DOL) rules under ERISA Section 408(b)(2), total all-in fees are disclosed by the service provider. In accordance with these DOL rules, recordkeeping and trustee fees are unbundled and paid by the participants. Other administrative expenses relating to the Plan, including audit fees and participant education retirement services are paid by the Plan to the extent Plan forfeiture funds or other suspense account funds are sufficient. If not, such fees are paid by the Corporation. Certain Chevron employee labor and administrative costs for Plan-related services are reimbursed to the Corporation by the Plan. At year end 2023 and 2022, funds in forfeiture were $128,257 and $582,646, respectively, while $950,426 was paid from the forfeiture account in 2023.

Diversification. Each participant is permitted to direct any contributions made to their account to be invested in investment options available under the Plan. Participants are not subject to any restriction, holding periods or otherwise, when moving assets, other than those noted below under Stable Value Funds Equity Wash.

Put Option. For so long as the Corporation’s shares are readily tradable on an established market, the Corporation shall not be required to provide the participant or beneficiary with an option to put the shares to the Corporation, in accordance with Section 409(h) of the Code.

Plan Mergers. Effective December 27, 2023, the assets and participant accounts of the Retirement Income Security Plan for Magnum Development LLC (Magnum) merged into the ESIP. The investments of $1,902,272 were transferred on December 27, 2023.

Effective December 31, 2023, the American Natural Gas LLC 401(k) Plan for Beyond6, LLC (formerly doing business as American Natural Gas LLC) merged into the ESIP. The investments of $798,406, as well as $17,094 of employee loans, were transferred on January 2, 2024.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 1 - Description of the Plan (Continued)

Stable Value Fund Equity Wash. Following the PRSI Union Plan and REG Plan mergers on December 31, 2022, two stable value funds were introduced into the ESIP. Per agreement with the fund managers, to discourage market timing and other forms of speculative behavior, investors were restricted from moving assets from these funds directly into existing ESIP money market funds. All assets moving out of these stable value funds were to be moved to another non-money market ESIP investment for at least 90 days before moving to a money market investment. The PRSI Union Plan fund was terminated as of May 31, 2023. The REG Plan fund terminated as of October 31, 2023 and continued to have small balances through the end of the year. On May 31, 2023, the Chevron Stable Value Separate Account (Putnam) was added to the lineup for the ESIP, which also has an equity wash restriction.

NOTE 2 - Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

Basis of Accounting. The financial statements of the ESIP are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition. Investments, with the exception of the Chevron Stable Value Separate Account (Putnam), are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. The valuation of the underlying securities in Fidelity Brokerage Link are determined by Fidelity Brokerage Service daily. The Putnam account is at contract value. Contract value is the relevant measure for the Plan’s fully benefit-responsive investment contracts, because contract value is the amount participants generally receive when executing transactions under the terms of the contract and plan provisions.

Net appreciation (depreciation) in fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation).

Realized gains (losses) on investments are based on sales proceeds less average cost. Sales and purchases between participants are included in realized gains (losses). Security purchases and sales are recorded as of the trade date for such transactions.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 2 - Summary of Significant Accounting Policies (continued)

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan rules.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:
•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability; and
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 3 - Fair Value Measurements (continued)

Net Asset Value (NAV) as a practical expedient: Inputs to the valuation methodology are allowed as a practical expedient to measure certain investments at NAV provided:
•The investment doesn't have a readily determinable fair value;
•The investee is an investment company within the scope of ASC Topic 946, Financial Services - Investment Companies.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

•Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.
•Preferred stock held in a separate account fund values are derived from both dealer-supplied valuations and pricing models at year-end.
•Shares of registered investment companies are valued at the closing price reported on the active market on which the individual securities are traded.
•Corporate bonds held in a separate account fund values are derived from both dealer-supplied valuations and pricing models at year-end.
•Other collective investment fund values are reported at NAV of units of the collective trust as provided by the fund managers as of the financial statement dates. NAV is a readily determinable fair value and is the basis for current transactions but is not a direct quote from an active market so it is classified as Level 2.
•Mortgage backed securities held in a separate account fund are valued on the basis of their future principal and interest payments discounted at prevailing interest rates for similar investments.
•U.S. government securities held in a separate account fund values are derived from both dealer supplied valuations and pricing models at year-end.
•Asset backed securities are priced based on a compilation of primarily observable market information.
•Cash equivalents are valued at cost, which approximates fair value.
•Investments in Fidelity BrokerageLink hold shares of registered investment companies and are valued at the closing price reported on the active market on which the individual securities are traded.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 3 - Fair Value Measurements (Continued)

•Stable value collective trusts are stated at fair value based on the NAV of the underlying investments, as reported to the Plan by the contract issuer. The NAV, as provided by Fidelity Management Trust Company, is used as a practical expedient to estimate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2023 and 2022:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 3 - Fair Value Measurements (Continued)

	Investments at Fair Value (in thousands) as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Common stocks	$5,130,645	$—	$—	$5,130,645
Registered investment companies	282	—	—	282
Fidelity BrokerageLink	453,662	—	—	453,662
Other collective investment funds	—	12,631,502	—	12,631,502
Separate account (Dodge & Cox):
Preferred stock	—	4,453	—	4,453
Corporate bonds	—	148,895	—	148,895
Mortgage backed securities	—	150,320	—	150,320
Government securities	—	46,034	—	46,034
Asset backed securities	—	20,204	—	20,204
Cash equivalents	—	5,722	—	5,722
Unsettled sales & purchases	—	5,183	—	5,183

Chevron stable value separate account (Putnam):
Cash equivalents	—	9,324	—	9,324
Unsettled sales & purchases	—	258	—	258
Total investments in the fair value hierarchy	$5,584,589	$13,021,895	$—	$18,606,484
Investments at NAV (a)				44
Total investments at fair value				$18,606,528
(a) In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2023. Redemption restrictions are reported above in Note 1, Stable Value Fund Equity Wash; the redemption notice period is applicable only to the Plan.

	Dec 31, 2023 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Stable value collective investment funds	$44	N/A	Daily	12 months

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 3 - Fair Value Measurements (Continued)

	Investments at Fair Value (in thousands) as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Common stocks	$6,192,864	$—	$—	$6,192,864
Registered investment companies	3,804,333	—	—	3,804,333
Fidelity BrokerageLink	358,624	—	—	358,624
Other collective investment funds	—	7,693,554	—	7,693,554
Separate account (Dodge & Cox):
Preferred stock	—	4,585	—	4,585
Corporate bonds	—	152,245	—	152,245
Mortgage backed securities	—	136,257	—	136,257
Government securities	—	27,836	—	27,836
Asset backed securities	—	20,055	—	20,055
Cash equivalents	—	11,888	—	11,888
Unsettled sales	—	3,218	—	3,218
Unsettled purchases	—	(6,432)	—	(6,432)
Total investments in the fair value hierarchy	$10,355,821	$8,043,206	$—	$18,399,027
Investments at NAV (a)				6,407
Total investments at fair value				$18,405,434
(a) In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2022. Redemption restrictions are reported above in Note 1, Stable Value Fund Equity Wash; the redemption notice period is applicable only to the Plan.

	Dec 31, 2022 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Stable value collective investment funds	$6,407	N/A	Daily	12 months

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 4 - Investments

At December 31, 2023, the following broad range of investment options were utilized by the plan:

Target Date Retirement Funds *

Fund Name	Fund Type
BlackRock LifePath Index Retirement Account C	Balanced
BlackRock LifePath Index 2025 Retirement Account C	Balanced
BlackRock LifePath Index 2030 Retirement Account C	Balanced
BlackRock LifePath Index 2035 Retirement Account C	Balanced
BlackRock LifePath Index 2040 Retirement Account C	Balanced
BlackRock LifePath Index 2045 Retirement Account C	Balanced
BlackRock LifePath Index 2050 Retirement Account C	Balanced
BlackRock LifePath Index 2055 Retirement Account C	Balanced
BlackRock LifePath Index 2060 Retirement Account C	Balanced
BlackRock LifePath Index 2065 Retirement Account C	Balanced

* All Target Date Funds available for investment June 1, 2023.

Core Funds

Fund Name	Fund Type
BlackRock U.S. Debt Index Account C [1]	Fixed Income
BlackRock Equity Index Account C [1]	Large-Cap Stock
BlackRock Extended Equity Market Fund M [1]	Small & Mid-Cap Growth Stock
BlackRock MSCI ACWI ex-U.S. Index Account C [1]	International Stock
BlackRock Gov’t Short-Term Investment Account C [1]	Money Market
Chevron Stable Value Separate Account (Putnam) [1]	Fixed Income
Principal Diversified Real Asset CIT Tier 3 [1]	Real Assets
EARNEST Partners Smid Cap Core Fund Class [1]	Small & Midcap Stock
Separate Account (Dodge & Cox)	Fixed Income
Capital Group EuroPacific Growth Trust	International Stock
ABC Stable Value Fund [2]	Fixed Income
Vanguard Federal Money Market Fund [3]	Money Market

1 The fund was available for investment June 1, 2023.
2 Residual values; no longer available for participant investment. Fund transferred to the ESIP from REG Plan on December 30, 2022.
3 Residual values; no longer available for participant investment.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 4 - Investments (Continued)

Chevron Stock

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Stock	Company Stock

At December 31, 2022, the following broad range of investment options were utilized by the plan:

Target Date Retirement Funds *

Fund Name	Fund Type
Vanguard Target Retirement Income Trust Select	Balanced
Vanguard Target Retirement 2020 Trust Select	Balanced
Vanguard Target Retirement 2025 Trust Select	Balanced
Vanguard Target Retirement 2030 Trust Select	Balanced
Vanguard Target Retirement 2035 Trust Select	Balanced
Vanguard Target Retirement 2040 Trust Select	Balanced
Vanguard Target Retirement 2045 Trust Select	Balanced
Vanguard Target Retirement 2050 Trust Select	Balanced
Vanguard Target Retirement 2055 Trust Select	Balanced
Vanguard Target Retirement 2060 Trust Select	Balanced
Vanguard Target Retirement 2065 Trust Select	Balanced
Vanguard Target Retirement 2070 Trust Select	Balanced

* The Vanguard Target Date Funds were no longer offered for investment effective May 31, 2023.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 4 - Investments (Continued)

Core Funds

Fund Name	Fund Type
Vanguard Federal Money Market Fund	Money Market
Vanguard Institutional Total Bond Market Index Trust	Fixed Income
Vanguard Short-Term Bond Index Fund	Fixed Income
Vanguard Institutional 500 Index Trust	Large-Cap Stock
Vanguard Institutional Extended Market Trust	Small & Mid-Cap Growth Stock
Vanguard Developed Markets Index Fund [1]	International Stock
Vanguard Developed Markets Index Trust [2]	International Stock
Vanguard REIT Index Fund	Real Estate
Vanguard Emerging Markets Stock Index Fund	International Stock
SSgA US Inflations Protected Bond Fund	Fixed Income
Separate Account (Dodge & Cox)	Fixed Income
Vanguard PRIMECAP Fund	Large-Cap Growth Stock
Vanguard Value Index Fund	Large-Cap Value Stock
Capital Group EuroPacific Growth Trust	International Stock
TRP Stable Value Fund [3]	Fixed Income
ABC Stable Value Fund [3]	Fixed Income

1 Fund no longer offered for investment effective December 7, 2021.
2 Fund available for investment effective December 8, 2021.
3 Funds transferred to the ESIP from PRSI Union Plan and REG Plan on December 30, 2022.

Chevron Stock

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Stock	Company Stock

Fidelity BrokerageLink

Through the Fidelity Brokerage Services, LLC, a participant may choose from approximately 10,000 mutual funds from Fidelity and other companies, and Exchange-Traded Funds that are not included in the core or supplemental investment funds. There is no annual fee charged to participants who use this option. Within each fund offered in the Fidelity BrokerageLink, additional fees may be charged, either accrued within a fund’s pooled price or charged directly on deposits or withdrawals depending upon the investment.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 4 - Investments (Continued)

Chevron Stable Value Separate Account (Putnam)

The investments that make up the Chevron Stable Value Separate Account (Putnam) are held by the Plan in a separate account with the Plan’s recordkeeper. These investments are primarily high-quality guaranteed investment contracts (GICs) and security-backed investment contracts (SBICs) also referred to as a synthetic GIC. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest (Contract Value). SBICs are comprised of two components: investment contracts issued by a financial institution and underlying portfolios of fixed income securities whose market prices fluctuate. The investment contract component of the SBIC is designed to allow participants to transact at Contract Value without reference to the price fluctuations of the underlying fixed income securities. Therefore, GICs and SBICs are normally valued at Contract Value.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below 0 percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Both the contracts that back GICs and SBICs are not tradable on any secondary market; however, they are fully benefit-responsive to plan permitted transactions, which allows participants to initiate withdrawals, loans or transfers to other funds within the Plan at Contract Value. Franklin Templeton, on behalf of the Plan, negotiates both GIC and SBIC contracts with certain employer-initiated transaction provisions (e.g., allowances for targeted layoffs and reorganizations) that make it unlikely that any event would occur that would limit a participant’s ability to transact at Contract Value. There currently are no events that limit the ability to transact at contract value.

The only events or circumstances that would allow issuers to immediately terminate one of the Plan’s GICs or SBICs at an amount different from Contract Value would be if they were provided with willfully fraudulent information about the Plan. Issuers, in some cases, have provisions that allow them to terminate at book value over a specified period of time.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 4 - Investments (Continued)

Total Contract Value for GICs and SBICs held directly by the Plan are:

	Contract Value (in thousands)
	31-Dec-23	31-Dec-22
Guaranteed Investment Contracts (GICs)	89,700	—
Security-Backed Investment Contracts (SBICs) (synthetic GICs)	122,365	—
Total Investment Contracts	$212,065	—

The Chevron Stable Value Separate Account (Putnam) includes cash and cash equivalents as noted on the fair value tables in Note 3, above.

NOTE 5 - Income Taxes

The Plan received a determination letter dated October 23, 2013 from the Internal Revenue Service (IRS) stating that the Plan is qualified with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this issuance of the determination letter, the Plan was restated and amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.

The Corporation has reviewed the Plan’s administrative procedures and is of the opinion that they are in accordance with technical compliance requirements of ERISA.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that would not meet the more likely than not standard and be-sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and December 31, 2022, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

NOTE 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes, both positive and negative, in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7 - Related Party Transactions

Plan investments include a Separate Account managed by Fidelity and shares of common stock of the Corporation. Transactions with Fidelity, as the trustee and recordkeeper and the Corporation as the Plan Sponsor and Plan Administrator, qualify as party-in-interest transactions. Certain internal and external administrative costs are reimbursed by the Plan to Chevron. In 2023, $294,333 was reimbursed.

As of December 31, 2023 and 2022, the Plan held 34,396,590 and 34,502,324 shares Chevron Corporation common stock, respectively, with a fair value of $5,130,645,172 and $6,192,863,959, respectively. In 2023, $207,317,327 in dividends of Chevron common stock were paid to participants.

NOTE 8 - Subsequent Events

The Plan has evaluated subsequent events through June 27, 2024, the date the financial statements were available to be issued.

Effective August 7, 2023, the Corporation completed its acquisition of PDC Energy, Inc. (PDCE) and intends to merge the PDCE 401(k) Plan into the ESIP around January 1, 2025.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2023
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

	COMMON STOCK
*	Chevron Corporation	Common Stock	34,396,590	^	$5,130,645

	TOTAL COMMON STOCK				5,130,645

	REGISTERED INVESTMENT COMPANIES
	Vanguard Federal Money Market Fund		282,106	^	282

	TOTAL REGISTERED INVESTMENT COMPANIES				282

*	FIDELITY BROKERAGELINK			^	453,662

	STABLE VALUE COLLECTIVE INVESTMENT FUNDS
	Associated Benefits Corporation Stable Value Fund		3,305	^	44

	TOTAL STABLE VALUE FUNDS				44

	OTHER COLLECTIVE INVESTMENT FUNDS
	EARNEST Partners Small Midcap Core Fund Class 1		1,907,734	^	30,180
	Principal Diversified Real Asset Fund		12,176,048	^	167,055
	BlackRock LifePath Index Retirement Account C		26,121,168	^	279,209
	BlackRock LifePath Index 2025 Account C		27,193,714	^	292,074
	BlackRock LifePath Index 2030 Account C		30,581,849	^	332,987
	BlackRock LifePath Index 2035 Account C		29,024,885	^	319,875
	BlackRock LifePath Index 2040 Account C		27,802,849	^	310,005
	BlackRock LifePath Index 2045 Account C		28,001,298	^	315,569
	BlackRock LifePath Index 2050 Account C		22,745,664	^	257,954
	BlackRock LifePath Index 2055 Account C		13,931,754	^	158,256
	BlackRock LifePath Index 2060 Account C		7,169,377	^	81,442
	BlackRock LifePath Index 2065 Account C		3,206,595	^	36,427
	BlackRock MSCI ACWI ex-U.S. Index Account C		71,331,014	^	783,664
	BlackRock Equity Index Account C		495,215,702	^	5,703,845
	BlackRock Extended Equity Market Fund M		147,727,896	^	1,357,841
	BlackRock Government Short-Term Invstmnt Acct C		1,062,891,017	^	1,062,891
	BlackRock U.S. Debt Index Account C		72,839,202	^	749,858
	Capital Group EuropPacific Growth Trust		31,848,234	^	392,370

	TOTAL OTHER COLLECTIVE INVESTMENT FUNDS				12,631,502

	SEPARATE ACCOUNT
	Preferred Stock
	Citigroup	Capital XIII Preferred Stock 7.875%	155,850	^	4,453

	Corporate Debt
	AT&T INC	4.5% 03/09/2048	1,514,000	^	1,321
	AT&T INC	3.55% 09/15/2055	1,210,000	^	870
	AT&T INC	2.55% 12/01/2033	500,000	^	408
	BAT CAPITAL CORP	6.421% 08/02/2033	1,350,000	^	1,412
	BAT CAPITAL CORP	4.39% 08/15/2037	175,000	^	147
	BAT CAPITAL CORP	4.54% 08/15/2047	600,000	^	461
	BAT CAPITAL CORP	2.726% 03/25/2031	925,000	^	776
	BAT CAPITAL CORP	3.734% 09/25/2040	125,000	^	92
	BAT CAPITAL CORP	5.65% 03/16/2052	350,000	^	316
	BAT CAPITAL CORP	4.742% 03/16/2032	1,775,000	^	1,703
	BNP PARIBAS	4.375% 05/12/2026 144A	2,000,000	^	1,948
	BURLINGTON NO SF	5.72% 1/15/24	9,790	^	10
	BNP PARIBAS	4.25% 10/15/2024	800,000	^	791
	BNP PARIBAS	4.375% 09/28/2025 144A	1,300,000	^	1,271

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2023
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

BNP PARIBAS	4.625% 03/13/2027 144A	600,000	^	588
BANK OF AMERICA CORPORATION	4.25% 10/22/2026	875000	^	859
BANK OF AMERICA CORPORATION	2.496/VAR 02/13/2031	1,350,000	^	1,159
BANK OF AMERICA CORPORATION	3.846%/VAR 03/08/2037	2,250,000	^	1,976
BANK OF AMERICA CORPORATION	4.948/VAR 07/22/2028	1,000,000	^	1,000
BARCLAYS PLC (UNGTD)	7.437%/VAR 11/02/2033	1,525,000	^	1,489
BARCLAYS PLC (UNGTD)	4.836% 05/09/2028	600,000	^	603
BARCLAYS PLC (UNGTD)	5.501%/VAR 08/09/2028	350,000	^	392
BARCLAYS PLC	5.829%/VAR 05/09/2027	925,000	^	933
BARCLAYS PLC	6.224%/VAR 05/09/2034	250,000	^	259
BARCLAYS PLC	7.05% 06/27/2034	250,000	^	266
BARCLAYS PLC	6.41% 09/13/2029	575,000	^	599
BAYER US FIN II LLC	4.25% 12/15/2025 144A	700,000	^	682
BAYER US FIN II LLC	4.375% 12/15/2028 144A	1,100,000	^	1,045
BNP PARIBAS	2.588%/VAR 08/12/2035 144A	550,000	^	451
BOSTON PPTYS LTD PARTNERSHIP	3.65% 02/01/2026	2,275,000	^	2,190
BOSTON PPTYS LTD PARTNERSHIP	2.75% 10/01/2026	450,000	^	417
BOSTON PPTYS LTD PARTNERSHIP	6.5% 01/15/2034	700,000	^	738
CCO HLDGS LLC/CAP CORP	4.5% 06/01/2033 144A	1,750,000	^	1,481
CCO HLDGS LLC/CAP CORP	4.5% 05/01/2032	500,000	^	428
CCO HLDGS LLC/CAP CORP	4.25% 01/15/2034 144A	750,000	^	609
CIGNA CORP	4.125% 11/15/2025	425,000	^	420
CIGNA CORP	7.875% 05/15/2027	234,000	^	255
CVS HEALTH CORP	4.78% 03/25/2038	450,000	^	426
CVS HEALTH CORP	5.05% 03/25/2048	450,000	^	421
CVS HEALTH CORP	3.75% 04/01/2030	275,000	^	259
CAPITAL ONE FINANCIAL CORP	4.2% 10/29/2025	425,000	^	417
CAPITAL ONE FINANCIAL CORP	4.927/VAR 05/10/2028	1,725,000	^	1,695
CAPITAL ONE FINANCIAL CORP	5.268/VAR 05/10/2033	450,000	^	442
CAPITAL ONE FINANCIAL CORP	7.624%/VAR 10/30/2031	475,000	^	522
CEMEX SAB DE CV	5.2% 09/17/2030 144A	925,000	^	887
CHARTER COMMUNICATIONS OPERATING	Maturity 10/23/2045	3,480,000	^	3,419
CHARTER COMMUNICATIONS OPERATING	Maturity 5/1/2047	825,000	^	701
CHARTER COMMUNICATIONS OPERATING	Maturity 4/1/2048	1,450,000	^	1,287
CHARTER COMMUNICATIONS OPERATING	Maturity 4/1/2053	425,000	^	356
Citigroup Inc	3.785%/VAR 03/17/2033	1,125,000	^	1,012
COX COMMUNICATIONS INC	3.35% 09/15/2026 144A	775,000	^	744
COX COMMUNICATIONS INC	3.5% 08/15/2027 144A	400,000	^	381
COX COMMUNICATIONS INC	1.8% 10/01/2030 144A	675,000	^	549
COX COMMUNICATIONS INC	5.45% 09/15/2028 144A	250,000	^	255
COX COMMUNICATIONS INC	5.7% 06/15/2033 144A	1,100,000	^	1,144
UBS GROUP AG	6.327%/VAR 12/22/2027 144A	250,000	^	258
UBS GROUP AG	6.301%/VAR 09/22/2034 144A	800,000	^	847
DILLARDS INC	7.75% 07/15/2026	210,000	^	218
DILLARDS INC	7.75% 05/15/2027	125,000	^	130
DILLARDS INC	7% 12/01/2028	280,000	^	291
DOMINION RESOURCE INC	5.75/VAR 10/01/2054	2,075,000	^	2,038
DOW CHEMICAL CO	9.4% 05/15/2039	985,000	^	1,370
ELANCO ANIMAL HEALTH INC	VAR 08/28/2028	975,000	^	1010
ENEL FINANCE INTL NV	6.8% 09/15/2037 144A	875,000	^	954
ENEL FINANCE INTL NV	6% 10/07/2039 144A	825,000	^	838
FORD MTR CR CO LLC	3.375% 11/13/2025	1,275,000	^	1,220
FORD MTR CR CO LLC	2.7% 08/10/2026	925,000	^	857
FORD MTR CR CO LLC	7.35% 11/04/2027	675,000	^	712
FORD MTR CR CO LLC	6.8% 05/12/2028	1,150,000	^	1,201
FORD MTR CR CO LLC	6.798% 11/07/2028	600,000	^	628
FORD MTR CR CO LLC	3.81% 01/09/2024	1,575,000	^	1,574
FORD MTR CR CO LLC	4.542% 08/01/2026	1,144,000	^	1,108
FORD MTR CR CO LLC	4.063% 11/01/2024	525,000	^	516

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2023
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

GE HEALTHCARE TECHNOLOGIES INC	5.905% 11/22/2032 1	800,000	^	853
GOLDMAN SACHS GROUP INC (THE)	3.615/VAR 03/15/2028	1,775,000	^	1,702
HCA INC	3.375% 03/15/2029 144A	650,000	^	600
HSBC HOLDINGS PLC	6.5% 05/02/2036	1,360,000	^	1,443
HSBC HOLDINGS PLC	6.5% 09/15/2037	1,300,000	^	1,407
HSBC HOLDINGS PLC	4.95% 03/31/2030	745,000	^	739
HSBC HOLDINGS PLC	0.976/VAR 05/24/2025	925,000	^	906
HSBC HOLDINGS PLC	4.762/VAR 03/29/2033	1,525,000	^	1,420
HSBC HOLDINGS PLC	8.113%/VAR 11/03/2033	350,000	^	404
HSBC HOLDINGS PLC	6.254%/VAR 03/09/2034	1,050,000	^	1,116
IMPERIAL BRANDS FINANCE PLC	3.875% 07/26/2029 144A	1,200,000	^	1,120
IMPERIAL BRANDS FINANCE PLC	6.125% 07/27/2027 144A	800,000	^	821
IMPERIAL BRANDS FINANCE PLC	4.25% 07/21/2025 144A	3,550,000	^	3,486
JPMORGAN CHASE & CO	4.25% 10/01/2027	450,000	^	445
JPMORGAN CHASE & CO	2.522/VAR 04/22/2031	900,000	^	778
JPMORGAN CHASE & CO	2.956/VAR 05/13/2031	3,845,000	^	3,379
JPMORGAN CHASE & CO	5.717%/VAR 09/14/2033	1,825,000	^	1,888
KINDER MORGAN ENERGY PTNRS LP	6.95% 01/15/2038	1,050,000	^	1,152
KINDER MORGAN ENERGY PTNRS LP	6.5% 09/01/2039	1,575,000	^	1,653
LLOYDS BANKING GROUP PLC	4.582% 12/10/2025	500,000	^	489
LLOYDS BANK PLC	7.953%/VAR 11/15/2033	1,075,000	^	1,229
LLOYDS BANKING GROUP PLC	4.5% 11/04/2024	1,445,000	^	1,428
LLOYDS BANKING GROUP PLC	4.65% 03/24/2026	850,000	^	833
PROSUS NV	4.85% 07/06/2027 144A	2,100,000	^	2,019
NATWEST GRP PLC(UNGTD)	1.642/VAR 06/14/2027	800,000	^	730
NATWEST GRP PLC(UNGTD)	6.016%/VAR 03/02/2034	2,425,000	^	2,546
Nextera Energy Cap Hldgs Inc	6.051% 03/01/2025	1,225,000	^	1,236
Nextera Energy Cap Hldgs Inc	5.749% 09/01/2025	400,000	^	404
NORDSTROM INC	6.95% 03/15/2028	125,000	^	127
OCCIDENTAL PETROLEUM CORP	2.9% 08/15/2024	1,205,000	^	1,185
PETROLEOS MEXICANOS	6.625% 06/15/2035	950,000	^	723
PETROLEOS MEXICANOS	6.7% 02/16/2032 144A	3,462,000	^	2,865
PETROBRAS GLOBAL FINANCE BV	6.9% 03/19/2049	550,000	^	542
PETROBRAS GLOBAL FINANCE BV	6.75% 06/03/2050	1,200,000	^	1,159
PETROLEOS MEXICANOS	7.69% 01/23/2050	7,050,000	^	5,014
PHILIP MORRIS INTL INC	5.375% 02/15/2033	900,000	^	923
PROSUS NV	3.68% 01/21/2030 144A	200,000	^	174
PROSUS NV	3.832% 02/08/2051 144A	1,173,000	^	738
PROSUS NV	3.061% 07/13/2031 144A	2,200,000	^	1,768
PROSUS NV	4.193% 01/19/2032 144A	775,000	^	666
PROSUS NV	4.987% 01/19/2052 144A	2,400,000	^	1,791
UNUM GROUP	7.25% 03/15/2028	185,000	^	197
RAYTHEON TECHNOLOGIES CORP	6% 03/15/2031	375,000	^	399
RAYTHEON TECHNOLOGIES CORP	6.1% 03/15/2034	375,000	^	407
RIO OIL FINANCE TRUST SERIES	2014-3 9.75% 01/06/20	886,971	^	919
RIO OIL FINANCE TR SER	2018-1 8.2% 04/06/2028 144A	900,240	^	914
SCHWAB CHARLES CORP	5.643%/VAR 05/19/2029	400,000	^	410
SCHWAB CHARLES CORP	5.853%/VAR 5/19/2034	200,000	^	206
SCHWAB CHARLES CORP	6.136%/VAR 08/24/2034	250,000	^	264
SCHWAB CHARLES CORP	6.196%/VAR 11/17/2029	650,000	^	682
SOUTHERN COMPANY	STEP 08/01/2027	1,100,000	^	1,115
SOUTHERN COMPANY	4%/VAR 01/15/2051	1,875,000	^	1,783
SOUTHERN COMPANY	3.75/VAR 09/15/2051	1,125,000	^	1,024
SOUTHERN COMPANY	4.85% 06/15/2028	675,000	^	680
T-MOBILE USA INC	4.375% 04/15/2040	375,000	^	338
T-MOBILE USA INC	3.875% 04/15/2030	1,175,000	^	1,114
T-MOBILE USA INC	3.375% 04/15/2029 144A	600,000	^	557
T-MOBILE USA INC	3.5% 04/15/2031 144A	425,000	^	389
T-MOBILE USA INC	3.4% 10/15/2052	800,000	^	583

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2023
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

TELECOM ITALIA CAP	7.2% 07/18/2036	425,000	^	427
TELECOM ITALIA CAP	7.721% 06/04/2038	1,275,000	^	1,298
TELECOM ITALIA SPA	5.303% 05/30/2024 144A	2,575,000	^	2,563
TIME WARNER CABLE LLC	7.3% 07/01/2038	400,000	^	413
TRANSCANADA TRUST	5.625/VAR 05/20/2075	1,450,000	^	1,367
TRANSCANADA TRUST	5.875%/VAR 8/15/76	1,225,000	^	1,158
TRANSCANADA TRUST	5.3%/VAR 3/15/77	2,400,000	^	2,133
TRANSCANADA TRUST	5.5%/VAR 09/15/2079	2,225,000	^	1,898
UBS GROUP AG	5.959% 01/12/2034 144A	2,050,000	^	2,120
UNUM GROUP	6.75% 12/15/2028	75,000	^	79
ULTRAPAR INTERNATIONL SA	5.25% 10/06/2026 144A	700,000	^	678
ULTRAPAR INTERNATIONL SA	5.25% 06/06/2029 144A	286,000	^	268
UNICREDIT SPA	7.296%/VAR 04/02/2034	1,675,000	^	1,722
UNICREDIT SPA	5.459/VAR 06/30/2035 144A	1,575,000	^	1,481
UNION PAC RR CO	2006 1 PT TR 5.866% 7/02/30	104,128	^	107
VODAFONE GROUP PLC	7%/VAR 04/04/2079	1,375,000	^	1,418
WELLS FARGO & CO NEW	4.1% 06/03/2026	675,000	^	660
WELLS FARGO & CO NEW	4.3% 07/22/2027	925,000	^	905
WELLS FARGO & CO NEW	3.35%/VAR 3/02/2033	600,000	^	524
WELLS FARGO & CO NEW	4.897%/VAR 07/25/2033	375,000	^	365
WELLS FARGO & CO NEW	5.389%/VAR 04/24/2034	375,000	^	377

Total Corporate Debt				148,895

Mortgage Backed Securities
FHLG	5.50% 1/35 #G01749	11,939	^	12
FHLG	6.50% 12/32 #G01767	9,190	^	10
FHLG	6.00% 2/35 #G01777	398,357	^	413
FHLG	5.50% 3/34 #G01665	26,546	^	27
FNMA	ARM 2.322% 05/01/2052#841408	1,925,159	^	1,690
FNMA	ARM 3.307% 06/01/2052#841422	4,352,120	^	4,006
FHLG	6.50% 10/26 #G30305	3,109	^	3
FHLM	ARM 3.326% 9/33 #1B1150	12,454	^	13
FHLM	ARM 2.74% 4/36 #847671	7,106	^	7
FHLG	30YR 6.5% 03/01/2038#	16,478	^	17
FHLG	7.00% 11/38 #G05603	4,180	^	4
FHLG	30YR 5.5% 07/01/2035#	16,353	^	17
FHLG	6.00% 1/38 #G06238	14,607	^	15
FHLG	6.00% 2/39 #G06570	17,244	^	18
FHLG	6.00% 1/39 #G06932	187,890	^	196
FHLG	5.50% 1/40 #G07074	307,917	^	319
FHLG	30YR 4.5% 09/01/2041#G07568	261,559	^	261
FHLG	30YR 4.5% 11/01/2043#G07596	258,183	^	259
FHLG	20YR 4% 11/01/2035#C91857	215,881	^	212
FHLG	20YR 3.5% 10/01/2035#C91853	341,486	^	328
FHLM	ARM 2.37% 1/36 #1H2581	7,173	^	7
FHLM	ARM 2.60% 3/37 #1G2667	5,392	^	5
FHLM	ARM 5.31% 7/37 #1G2080	11,984	^	12
FHLM	ARM 5.23% 2/38 #1Q0479	1,790	^	2
FHLM	ARM 4.93% 6/38 #1Q0556	4,033	^	4
FHLM	ARM 4.91% 4/38 #1Q0557	5,894	^	6
FHLM	ARM 5.09% 4/38 #1Q0558	11,422	^	12
FHLM	ARM 0% 07/38#1Q1400	64,907	^	66
FHLG	6.50% 9/37 #H09070	1,812	^	2
FHLG	6.00% 6/38 #H09203	870	^	1
FHLM	ARM 5.43% 10/38 #848349	7,851	^	8
FHLM	ARM 2.54% 01/01/2042#849254	55,979	^	57
FHLM	ARM 0% 01/45#849625	82,738	^	84
FHLM	ARM 0% 05/44#2B2591	22,214	^	23

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2023
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

FHLM	ARM 2.896% 02/01/45#2B3797	87,745	^	89
FHLG	15YR 3.5% 06/01/2034#SB0019	1,072,034	^	1,038
FHLG	30YR 3% 04/01/2052#SD1000	11,764,687	^	10,482
FHLG	30YR 3% 05/01/2052#SD1080	1,553,918	^	1,383
FHLG	30YR 2.5% 11/01/2050#SD7530	4,225,776	^	3,650
FHLG	30YR 2.5% 05/01/2052#SD8212	6,739,037	^	5,740
FHLG	30YR 3.5% 05/01/2052#SD8214	1,585,368	^	1,455
FHLG	30YR 4.5% 03/47#V83108	497,671	^	493
FHLG	30YR 4.5% 06/01/2047#Q48869	371,820	^	368
FHLG	30YR 4.5% 02/45#G60034	300,632	^	300
FHLG	30YR 4.5% 03/47#G61080	1,611,908	^	1,604
FHLG	30YR 3.5% 06/01/2052#QE3344	2,176,014	^	1,997
FHLG	30YR 2.5% 11/01/2051#RA6337	12,527,822	^	10,775
FHLG	30YR 3.5% 07/01/2052#RA7656	10,072,194	^	9,283
FHLG	20YR 2% 01/01/2042#RB5141	2,612,488	^	2,230
FHLM	ARM 0% 08/46#840380	223,691	^	226
FHLM	ARM 0% 05/45#840402	506,847	^	513
FHLM	ARM 2.37% 2/34 #781274	9,262	^	9
FHLM	ARM 0% 09/36#782735	65,603	^	66
FEDERAL NAT MTG ASN GTD REM PA	12-134 ZA 3% 12/25/	1,644,732	^	1,456
FEDERAL NAT MTG ASN GTD REM PA	SOFR30A+63.448 12/2	184,821	^	181
FNMA	7.00% 11/37 #256985	10,430	^	11
FNMA	6.50% 2/38 #310048	6,893	^	7
FEDERAL HOME LN MTG MLT CTF GT	VAR 12/15/2043	168,112	^	165
FEDERAL HOME LN MTG MLT CTF GT	VAR 03/15/2044	335,522	^	332
FEDERAL HOME LN MTG MLT CTF GT	VAR 03/25/2026	624,469	^	16
FEDERAL HOME LN MTG MLT CTF GT	VAR 05/25/2026	254,497	^	6
FEDERAL HOME LN MTG MLT CTF GT	3.5% 03/15/2047	2,783,687	^	2,524
FEDERAL HOME LN MTG MLT CTF GT	CSTR 04/25/2027	2,577,778	^	47
FEDERAL HOME LN MTG MLT CTF GT	CSTR 06/25/2027	2,244,328	^	47
FEDERAL HOME LN MTG MLT CTF GT	CSTR 07/25/2027	5,893,516	^	100
FEDERAL HOME LN MTG MLT CTF GT	K090 X1 VAR 02/25/2	16,224,832	^	514
FEDERAL HOME LN MTG MLT CTF GT	X1 CSTR 01/25/2030	7,306,866	^	537
FEDERAL HOME LN MTG MLT CTF GT	3% 07/25/2041	2,705,521	^	2,437
FNMA	6.00% 3/33 #555285	18,155	^	19
FNMA	ARM 5.79% 11/37 #AL0144	2,040	^	2
FNMA	ARM 5.125 10/38 #AL1043	9,354	^	9
FNMA	15YR 5.00% #AL2439	50	^	—
FNMA	15YR 4.5% #AL4147	12,680	^	13
FNMA	20YR 4.5% #AL4165	639,289	^	636
FNMA	ARM 0% 02/44#AL4831	169,548	^	173
FNMA	ARM 2.99% 02/01/2044#AL4980	57,350	^	59
FNMA	ARM 2.569% 04/01/2044#AL5129	145,587	^	148
FNMA	30YR 4.5% #AL5441	244,500	^	244
FNMA	30YR 4.5% 07/01/2042#AL5749	272,931	^	272
FNMA	ARM 2.719% 10/01/2044#AL5968	136,558	^	139
FNMA	15YR 3.5% 12/01/2029#AL7205	144,445	^	141
FNMA	30YR 4.5% 09/42#AL7306	438,018	^	437
FNMA	30YR 4.5% 09/45#AL7384	205,809	^	205
FNMA	30YR 4.5% 02/46#AL9781	376,196	^	376
FNMA	15YR 3.5% 09/01/2031#AL9063	410,700	^	400
FNMA	30YR 4.5% 02/01/2046#AL9128	82,995	^	83
FNMA	30YR 4.5% #AL9407	118,037	^	118
FNMA	ARM 0% 11/01/2046#	200,830	^	204
FNMA	30YR 4.5% 07/46#AL8816	300,565	^	299
FNMA	ARM 4.031% 04/01/2042#	115,518	^	118
FNMA	ARM 12ML+1.565 03/01/2043#AR6900	55,263	^	56
FNMA	ARM 2.907% 09/01/2044#AT7040	12,639	^	13
FNMA	ARM 0% 05/44#AW4688	42,647	^	43

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2023
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

FNMA	ARM 2.764% 12/01/2044#AX2197	71,851	^	73
FNMA	30YR 4% 10/45#AZ4765	1,752,147	^	1,688
FNMA	5.50% 2/33 #677709	16,985	^	17
FNW	2003-W2 1A2 7% 7/42	35,318	^	37
FNW	2004-W2 5A 7.5% 3/44	10,519	^	11
FNW	2004-W8 3A 7.5% 6/44	7,793	^	8
FNW	2005-W1 1A3 7 10/44	27,513	^	29
FEDERAL NAT MTG ASN GTD REM PA	5.0% 05/25/2037	61,497	^	63
FNW	2007-W10 1A CSTR 8/47	26,930	^	28
FNW	2007-W10 2A CSTR 8/47	7,926	^	8
FHR	3312 AB 6.5 6/32	8,515	^	9
FNR	2008-24 GD 6.5 3/37	2,308	^	2
FNR	2009-40 TB 6 6/39	11,349	^	12
FNR	2010-123 WT 7% 11/40	94,825	^	101
FEDERAL NAT MTG ASN GTD REM PA	3.5% 12/25/2030	529,739	^	513
FNMA	5.50% 2/34 #725206	6,233	^	6
FNMA	6.00% 3/34 #725228	71,879	^	74
FNMA	6.00% 3/34 #725330	99,621	^	103
FNMA	6.50% 12/32 #735415	40,806	^	42
FNMA	ARM 4.83% 8/35 #735869	3,318	^	3
FNMA	ARM 2.53% 1/36 #745303	6,826	^	7
FNMA	6.00% 6/35 #745398	10,612	^	11
FNMA	6.00% 4/34 #745942	12,737	^	13
FNMA	ARM 2.20% 8/35 #832257	8,014	^	8
FNMA	30YR 4.5% 02/01/2041#BF0199	1,651,073	^	1,628
FNMA	ARM 0% 10/47#BH9347	79,451	^	80
FNMA	30YR 4.5% 06/01/2048#BJ9262	585,178	^	577
FNMA	30YR 4.5% 01/43#BM1357	340,481	^	340
FNMA	ARM 3.331% 03/01/2048#BM3572	657,533	^	656
FNMA	30YR 4% 02/01/2047#BM3386	814,422	^	784
FNMA	ARM 3.359% 10/01/2049#BM6149	397,190	^	385
FNMA	30YR 4.5% 11/01/2048#CA2643	317,214	^	313
FNMA	30YR 2.5% 07/01/2050#CA6271	4,329,530	^	3,735
FNMA	30YR 2.5% 07/01/2050#CA6329	5,348,290	^	4,622
FNMA	30YR 2.5% 07/01/2050#CA6398	2,908,364	^	2,513
FNMA	30YR 3.5% 01/01/2051#FM7599	2,361,378	^	2,190
FNMA	30YR 2.5% 03/01/2051#FM8215	3,864,636	^	3,348
FNMA	30YR 2.5% 11/01/2051#FM9719	11,543,431	^	9925
FNMA	3.5% 04/01/2052#FS1443	6,007,636	^	5,545
FNMA	3% 09/01/2042#FS3743	2,672,735	^	2,433
FNMA	6.50% 11/37 #888891	8,025	^	8
FNMA	30YR 6.00% 3/36 #888956	23,468	^	24
FNMA	7.00% 12/37 #889886	13,790	^	15
FNMA	ARM 2.979% 2/37 #907860	6,511	^	7
FNMA	6.00% 8/37 #995487	9,531	^	10
FNMA	5.50% 9/36 #995575	7,419	^	8
FNMA	ARM 5.289 10/38 #995005	1,751	^	2
FNMA	6.00% 5/36 #995212	28,839	^	30
FNMA	6.50% 12/38 #995694	6,253	^	7
FNMA	5.50% 9/36 #995788	109,452	^	112
FNMA	20YR 4.0% 11/1/30 #AB1763	79,449	^	79
FNMA	20YR 4.0% 03/01/2034#MA1814	551,258	^	541
FNMA	20YR 4.0% 09/01/2034 #MA2055	352,970	^	346
FNMA	20YR 4.0% 01/01/2035#MA2141	484,815	^	475
FNMA	20YR 4.0% 07/01/2035#MA2366	280,159	^	275
FNMA	20YR 3.5% 04/37#MA2962	448,542	^	429
FNMA	30YR 5% 03/01/2049#MA3617	169,330	^	170
FNMA	20YRS 4.00% 9/31 #MA3894	152,657	^	151
FNMA	30YR 3.5% 06/01/2052#	1,496,619	^	1,374

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2023
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

FNMA	30YR 3.5% 05/01/2052#MA4600	4,160,029	^	3,819
FNMA	5.50% 9/38 #AD0198	45,223	^	47
FNMA	5.50% 4/37 #AD0249	55,085	^	56
FNMA	5.50% 12/39 #AD0494	8,633	^	9
FNMA	5.50% 9/39 #AD0650	6,622	^	7
FNMA	5.50% 6/36 #AD0663	41,044	^	42
FNMA	5.50% 7/35 #AD0931	14,775	^	15
FNMA	15YR 5.50% 1/25 #AE0875	18	^	1
FNMA	6.50% 9/38 #AE0012	32,558	^	34
FNMA	15YR 5.50% 10/24 #AE0380	177	^	1
FNMA	15YR 5.50% 12/24 #AE0381	126	^	1
FNMA	15YR 5.50% 10/24 #AE0382	80	^	1
FNMA	6.50% 1/39 #AE0442	31,930	^	34
FNMA	15YR 5.50% 5/24 #AE0620	26	^	1
FHLM	ARM 0% 01/01/2053#8C6002	7,618,506	^	7,342
GOVERNMENT NAT MTG ASSN HECM	TSFR12M+86.513 12/20/	1,436,073	^	1,424
GOVERNMENT NAT MTG ASSN HECM	2018-H02 FM TSFR12M+8	1,193,191	^	1,174
GOVERNMENT NAT MTG ASSN HECM	TSFR12M+98.513 09/20/	1,174,722	^	1,172
GNR	2018-H05 FE TSFR12M+78.513 02/68	2,071,838	^	2,045
GOVERNMENT NAT MTG ASSN HECM	2018-H09 FA TSFR12M+1	985,165	^	974
GOVERNMENT NAT MTG ASSN HECM	2019-H04 FA TSFR12M+1	1,013,215	^	994
GOVERNMENT NAT MTG ASSN HECM	TSFR12M+106.513 05/20	687,077	^	677
GOVERNMENT NAT MTG ASSN HECM	TSFR12M+116.513 05/20	6,707,919	^	6,751
GOVERNMENT NAT MTG ASSN HECM	TSFR1M+76.448 01/20/2	1,311,567	^	1,284
GNR	2022-H09 FA SOFR30A+67 04/20/2072	2,746,950	^	2,701
GOVERNMENT NAT MTG AS REMIC PT	SOFR30A+97 05/20/20	1,289,868	^	1,285
SBAP	2007-20D 1 5.32% 4/27	7,304		7
US DEPT VETS AFF GTD REMI PASS	7.5% 06/15/2027	15,005	^	15

Total Mortgage Backed Securities				150,320

Government Securities (Municipal Bonds & U.S. Govt & Foreign Obligations)
California State	7.55% 4/1/39	300,000	^	379
California State	7.3% 10/01/39	410,000	^	496
California State	7.625% 03/01/40	785,000	^	985
Illinois State	TAXMUNI 5.1% 6/01/33	2,050,000	^	2,028
New Jersy St Turnpike Auth.	TPK REVBUILD AMERICA BONDS-	1,470,000	^	1,777
UNIV CA MED CTR	4.563% 5/15/2053	625,000	^	583
UNITED STATES TREASURY BOND	2.875% 05/15/2052	6,345,000	^	5,052
UNITED STATES TREASURY BOND	3% 08/15/2052	4,203,000	^	3,437
UST NOTES	TII 1.5% 02/15/2053	2,610,000	^	2,452
UNITED STATES TREASURY BOND	3.625% 05/15/2053	2,960,000	^	2,737
UNITED STATES TREASURY BOND	3.875% 05/15/2043	395,000	^	377
UNITED STATES TREASURY BOND	4.125% 08/15/2053	20,838,000	^	21,063
UST NOTES	4.375% 11/30/2030	3,500,000	^	3,599
COLOMBIA REPUBLIC OF	5.625% 02/26/2044	1,275,000	^	1,069

Total Government Securities				46,034

Asset-Backed Securities
BNSF Railway Company	2006 2 PASS THRU TR 5.629%	5,106	^	5
BNSF Railway Company	2007 1 PASS THRU TR 5.996%	57,550	^	58
SLC Student Loan Trust	SOFR90A+41.161 02/15/2045	6,429,153	^	6,213
SLC Student Loan Trust	2007 1 A5 SOFR90A35.161	1,603,000	^	1,537
SLM Student Loan Trust	SOFR90A+43.161 07/25/2040	7,304,066	^	7,098
SLM Student Loan Trust	2006 8 SOFR90A+42.161	2,436,870	^	2,355
SMB Private ED LN TR	2023-B A1A 4.99% 10/16/2056 1	2,816,704	^	2,792
Small Business Administration	SBAP 2005-20E 1 4.84 5/25	1,599	^	2

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2023
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

Small Business Administration	SBAP 2005-20G 1 4.75 7/25	2,476	^	2
Small Business Administration	SBAP 2005-20I 1 4.76% 9/25	3,323	^	3
Small Business Administration	SBAP 2006-20A 1 5.21 1/26	2,992	^	3
Small Business Administration	SBAP2006-20C 1 5.57 3/26	3,837	^	4
Small Business Administration	SBAP 2006-20G 1 6.07% 7/26	6,689	^	7
Small Business Administration	SBAP 2007-20A 1 5.32 1/27	6,291	^	6
Small Business Administration	SBAP2007-20C 1 5.23 3/27	10,144	^	10
Small Business Administration	SBAP 2007-20G 1 5.82 7/27	8,160	^	8
Union Pacific Railroad Company	2007 3 PT TR 6.176% 01/02/2031	96,953	^	101

Total Asset backed securities				20,204

Cash & Cash Equivalents
State Street Bank & Trust Co	Short Term Investment Fund	5,722,071	^	5,722

Unsettled sales & purchases				5,183

TOTAL SEPARATE ACCOUNT (DODGE & COX)				380,811

CHEVRON STABLE VALUE SEPARATE ACCOUNT (PUTNAM)
Guaranteed Investment Contracts (GICs)

Jackson National Life Insurance Co.	5.41% 6/27/2025	5,147,195	^	5,147
Lincoln National Life Insurance Co.	5.87%	10,307,824	^	10,308
Lincoln National Life Insurance Co.	5.93% 12/31/2027	5,138,404	^	5,139
Metropolitan Life Insurance Co.	5.52%	10,301,822	^	10,302
Metropolitan Life Insurance Co.	5.65% 1/30/2026	5,148,992	^	5,149
Minnesota Life Insurance Co.	5.60%	10,278,487	^	10,279
Principal Life Insurance Co.	5.86%	10,274,567	^	10,275
United of Omaha Insurance Co.	5.90%	10,242,465	^	10,243

Total Guaranteed Investment Contracts (GIC)s				66,842

Security-Backed Investment Contracts (synthetic GIC)
Putnam Short Duration Government Corporate Trust:
American General Life Insurance Co.	7.28%	23,901,422	^	23,901
Massachusetts Mutual Insurance Co.	7.28%	23,901,423	^	23,901
New York Life Insurance Co.	7.29%	22,860,149	^	22,860
Putnam Intermediate Domestic Investment Grade Trust:
American United Life Insurance Co.	6.37%	18,641,339	^	18,641
Citibank	6.37%	18,641,339	^	18,641
Pacific Life Insurance Co.	6.37%	18,641,339	^	18,641
Prudential Life Insurance Co.	6.37%	18,638,368	^	18,638

Total Security-Backed Investment Contracts (synthetic GIC)				145,223

Cash & Cash Equivalents
Fidelity	Short Term Investment Fund	9,324,215	^	9,324

Unsettled sales & purchases				258

TOTAL CHEVRON STABLE VALUE SEPARATE ACCOUNT (PUTNAM)				221,647

TOTAL INVESTMENTS PER FINANCIAL STATEMENTS				18,818,593

Cash				798

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2023
(thousands of dollars)

(a)	(b)	(c)		(d)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, or Maturity Value	Shares / Units	Cost	Current Value

* PARTICIPANT LOANS	Interest rates ranging from 2.23% to 10.25%	117,346
Maturity dates extend to 2049

TOTAL INVESTMENTS PER FORM 5500		$18,936,737

* Party-in-interest as defined by ERISA.
^ Participant directed investment cost not required to be included

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1*	Consent of Grant Thornton Independent Registered Public Accounting Firm

* Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

Date: June 27, 2024	/s/ Rose Z. Pierson
Chevron Corporation, Plan Administrator
By: Rose Z. Pierson Assistant Secretary Chevron Corporation